Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

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Interview Onur Geng – BofA

September 25, 2024

[Transcript]

Speaker 1: Interesting as we got so many nice stories within European banks, so many interesting projects. One of them is, of course, BBVA we’re honored and privileged to have an honor. Thank you very much for taking the time to join us today. I know you’ve really wanted to, to be here, so particularly happy that you’ve been able to to do so. Thanks.

OG: Thank you to you,

As always. We’ll go through some questions and we’ll try leave enough time for, uh, audience to ask some, some questions as well. Um, and I think I wonder if you agree, maybe we can start with a bit of a big picture question. Of course. Uh, one of the key, uh, debates around, uh, European banks is, is the multiples of which they continue to trade on. And these multiples suggest the market is still questioning the sustainability of the earnings. You posted a 20% return on tangible equity in the first half of this year, and you’ve anticipated this metric to remain in the high teens for the full year. Maybe we can start with your views on the outlook for the group and also on those points of strength in European and the market might still be dismissing.

OG: The market doesn’t miss anything. I also complain about this from time to time in the quarterly calls. But the market is the market. It’s only it’s only a matter of time. Um, so I don’t think they are missing anything, but I mean, the bank is doing really well, as you said, and 20% return on tangible equity. We have this wonderful matrix that we sometimes put into our quarterly presentations as well, uh, y axis being the growth and x axis being the profitability, which is measured by, in that case, ROE or return on tangible equity or return on equity. And then the growth growth in the lending book and so on in those two metrics. And we are a very competitive, focused bank, very competitive focus as compared to the 15 largest European banks out there. We are number one in growth. Our lending book has grown in current euros 6.3% as of June 6.3, when the average of these 14 banks, besides BBVA is basically very little but negative. So the sector is not growing. We are growing 6%. And on the x axis profitability, as you said, we are 20% on return, on tangible equity, on return on equity. We also became number one in this group of 15 in terms of profitability. So on this wonderful map of profitability and growth are doing really well. I mentioned profitability and return on equity, return on tangible equity. There is one metric for a bank like us. It is very important to also look into tangible book value growth, because we do have banks in different emerging economies. What happens to currency? What happens to the pair, to the market mark to market of our securities book is important. So we also put a lot of focus on tangible book value growth and 20% growth there as well, which is again a unique number. So despite this, as you said, what is the market not getting or what are they missing? As I said, it’s not missing. But maybe it takes time. Maybe the structural drivers behind this that makes us optimistic also going forward. I will say only two things that are multiple things, but two very important topics. Number one, to start with, the franchises that we have in different parts of the world are unique franchises. And I’m not subjective on the some of the numbers oriented person. When you look into the again, the return on equity of our bank in a respective country and compare that with the average ROE of the sector, we have a very meaningful, very positive gap and we are doing this. We have been doing this consistently for many years. So we do have this unique franchises. And on that one, why is that the case in our view of scale matters. So we are always double digit market share. Number one. Number two maybe number three, but always number one, number two, number three, number three and number six, number one and number four. It makes a difference in banking in our view, because scale gives you that additional competitive advantage. So

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one of the things maybe the market might be, again, not capturing at the moment is the fact that we do have these unique franchises. It’s very important in our view. And then the second topic is digitalization. We put a lot of focus onto this much earlier than others. We put much more money into this and there are different phases of digitalization. The only thing I would tell you is that in new customer acquisition, 67% of the new customers that we acquire to BBVA, they are coming from digital end to end digital. They become customers, they become customers without going to a branch, without calling anyone end to end digital. This, this is also, in my view, very important. We have been acquiring a lot of new clients in the past few years, and going forward, those clients will be generating revenues that will bring the sustainability To cut the long story short, we are doing well in our conviction. We will continue to do well. The market might not be capturing this at the moment. A 20% return on tangible equity bank in the US. I mean, oh my God, the premiums that they have, I’m like, what are we missing? Maybe we are missing to explain this properly, but our job is not to complain. I mean, my team always tells me also how come this is the case? It’s fine. Our job is to deliver because if we deliver, earnings per share will be very high. Dividends per share will be very high independent of the valuation. We don’t control the valuation, but we control the delivery and we control the cash flow back to the shareholders. And on that one we will continue to deliver. I’m very confident.

00:05:40

Well, Europe has been a Show-Me story for for some time. I’ve got to say. Well, one of your undisputed franchises that you’ve talked about is, of course, of of high quality in Mexico, and that accounts for about 60% of your profits. Now, how do you see the outlook and the key moving parts affecting your business in the country from here?

00:05:56

OG: Well, there is short term volatility and this happens all the time. It’s not new, but after every single election in every single part of the geographies that we are present in, especially if there is kind of a relative surprise. And in this case, there was a surprise in terms of the the majority of the super majority of the government and so on, some volatility kicks in in all the markets. We see that and we have seen that in Mexico six years ago. It’s the short term volatility is there in terms of the Mexican peso in terms of the curve and so on. But in these in these stages and in other environments I came out and I, I was very positive on Mexico and I will continue to be I will continue again because I’m again a bit of a numbers oriented person. We are very positive on Mexico for a few very structural reasons for the long term. Again, there are so many of them, but I will count only a few. One is the structural cost advantage of Mexico and its proximity to the US. And nobody knows this, but the manufacturing costs in Mexico versus us. It changes by sector and how skilled the labor requirement is for that specific industry. It is one fifth to one tenth. So if you have 100,000,001 year, 100 million manufacturing cost as a manufacturer in the US, if you move to Mexico, you can take that 100 million to 10 to 20. It’s amazing the cost. The capital flows where there is a structural advantage. And the structural cost advantage of Mexico is immense. And again, nobody knows this. But with these numbers, Mexico is now a lower cost manufacturer than China. It has better numbers than China. You cannot deny this capital will flow. That’s why last year Mexico, after so many decades have passed, first Canada, then China to become the number one exporter to the US. You just cannot deny this. That’s one structural factor. The second very important structural factor in our view, is the leverage in the country. And we talk about it from time to time as well in the quarterly calls. But given the 80s, 90s, the tequila crisis and there were multiple of them, you might remember the banking debt over GDP is 35% in Mexico, 35. In Brazil, it’s 70%. In Chile, it’s 110%. In developed economies, it’s more than 200% in other emerging economies. Colombia, Peru, wherever we are. Also, it is lower than any of those geographies. It is one of the lowest in the emerging markets landscape, which tells you that you can have leverage. You can have more debt in the country without creating too much cost of risk in that context. Uh, they are saying now the country, the growth of Mexico is going to come down and might be and hopefully not, because we also do think that this new government, uh, the new president

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will continue to I mean, she’s just recently elected. When you look into her 100, she has a manifesto or what she wants to do, and she has clear speeches after what she wants to do. You when you listen to her, she says private investment, growth of Mexico, near shoring. All the things that she needs to say is coming out. If that government and she has a very good track record because she was the governor of Mexico City before. When you combine that governance, even even a certain percentage of that is being realized. Combining that with the structural factors that we just talked about. We we are positive on Mexico. And I mean, in the last few months, there is a lot of volatility, but we are we are doing really well. We are very happy on what we are seeing in Mexico in our business. So we are positive and we will continue to be honest. Those structural drivers get shifted away and that’s interesting.

00:09:53

Because of course, the market shift in sentiment has been quite remarkable since the election.

00:09:58

OG: So always the case for the elections and there will be US elections. I’m sure there will be impact, but the structural underlying the drivers are more important than that in my view.

00:10:09

Now, earlier you’ve talked about one of your points of strength being of course, early on in the digital infrastructure, which of course you don’t build overnight. And I wonder, sticking to Mexico, how has competition changed here, and how does your lead market position compared to other online and digital offerings, which we’ve seen pickup at least in Latam, uh, from banks and fintechs.

00:10:33

OG: So the digital attackers that we see in Mexico, you see them Mexico, in other Latin American countries as well, and also in many in, in Europe. I mean, we do see the digital attackers everywhere. And actually we are doing ourselves digital attacker in Italy and now we are going to take it to Germany and so on. So, uh, but going back to Mexico, specifically on Mexico, they are very credible players in general. We respect every single competitor we respect, but we also respect them as a competitor. But we are confident that we will continue to super deliver in in Mexico. Or if you for a few reasons, there are certain things that, in my view, that are hard to replicate or others that we have built over years in Mexico is BBVA, which is not easy to match. And again, I would count a few little things there, but infrastructure. We have 15,000 ATMs in Mexico. Those digital attackers, they can use them obviously, but their customers have to pay, for example. That infrastructure build up is not day and night. It takes time, it takes effort and so on. We have 1700 branches and Mexico is still a cash economy but infrastructure. But more importantly than that, because infrastructure again over time can be built. The second topic that I would really put on the table regarding our franchise in Mexico is transaction ality, which is something that we pay a lot of attention in at BBVA, because transaction ality, being in the cash flow of your clients, that’s banking giving you a loan. No, no, you have to be in the cash flow. Because if you are in the cash flow that that customer is really working with you. Attrition comes down. The data capability of BBVA to help that client goes up and transaction ality. We have 32% market share in credit cards. We have 38% market share in POS machines acquiring. We have 42% market share in payroll. Can you imagine 42% of the money that employers public, private, the salaries that they pay. It goes through VA. It goes to the BBVA. You are in the cash flow. This transaction is not easy to match in the very, very short term. Not easy to match. And then what I would say also is that the things that they cannot match, the things that they have, I do think we can match in price, which is an intention. We can also match that, but in price maybe we don’t choose to, but in many others we can. We can match that. And we do think we are the largest fintech in in Mexico. We acquire on average in the last few years, every year, 5 million new customers in Mexico, 5 million. That’s 67% I quoted for the group. In Mexico, it’s higher. 85% of that 5 million was acquired as

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a client through digital, which is what the fintechs do, which is what the digital banks do, acquiring 5 million, 85% digitally, having an NPS customer satisfaction of more than 70%. So ultimate customer satisfaction. We don’t see that in any part of or even be even within media doesn’t exist. It’s just an amazing asset that we have in Mexico. So we respect them all, but we will compete. We are ready to compete and the customer will decide at the end. The customer will decide.

00:14:00

And it’s a scale business, as you mentioned, and talking about scale. Maybe we should move on to talk about Spain and the pursuit for additional scale with the bid for Sabadell. Maybe let’s take the opportunity to go through the strategic rationale of the deal, and why you think it can be a win win for both your shareholders and Sabadell shareholders.

00:14:21

OG: Uh, we discussed this multiple times in different calls and interactions and so on. But for some of you who might not have been there, um, this is a very straightforward textbook. This is the kind of deal that everyone should do. Kind of a transaction, at least in my personal view. Why? Because our business is becoming every single day more and more and more of a scale business. And this is not like a general conception that like it’s a subjective me saying it. It’s founded based on numbers. When you look into the cost structure of our bank, it is changing. How that cost is evolving is very important, and I would encourage everyone to look into that. The cost of it’s a transformation. Actually, in the old days, 60% of the costs of a retail bank was branches and the people in the branches. It was variable distribution. If you wanted to grow, you open new branches, you put new people into those branches and so on. That’s how you grew. That 60% is coming down now it’s 45%. What is going up? Technology, Technology because the interface with the customer is moving to these digital channels. Technology. It’s now 26% for us, 26% of our costs are technology. It used to be 25 years ago. Every single day it’s going up in Spain, it’s 30%, 30%. So it’s technology. And a big part of this is what we call software development, which is a fixed cost. I keep giving the same example because it’s very simple. In my view. If you have 100 customers or 1000 customers, you develop the same feature for your mobile app, the same cost. But if you have 100 customers versus 100 if you have 1000, you can distribute this cost to a larger revenue base because you have more customers. That’s why you need to have scale. So strategically. It makes a lot of sense because scale is the name of the game. And looking forward. I mean, cyber security. Dora, do you know this new regulation on the resiliency of the banking system and all the technological infrastructure of blockchain and this and data and AI, it’s becoming more and more and more fixed cost business. That’s why you need scale. So strategically, it makes very much sense because we are becoming a scaled business. And also in this specific case in Spain we are very good in retail. We are very good in companies, midsize and large big ticket grand corporations as we call them, big corporates. And they are very good in PMIs. They also have an amazing franchise. We would expect them so much as a competitor. So it’s a good complementarity. So you put things together to grow even better. Given this it makes a lot of strategic sense given the strategic sense. It makes a lot of financial sense because if you have again the scale topic as a as an important topic. Then you come up with a lot of synergies out of this. The largest IT vendor spenders in Spain, IT vendors who help us to develop applications, and so on. Our name is at the top. Guess who else is in that same list? Because we have two different systems serving the same market. We have two different brands serving the same market. So there are a lot of synergies also in this transaction. A lot of synergies. We calculated as €850 million per year, €850 million per year, when the profit of Sabadell last year was 1.3 billion. It’s not a small amount, the amount of synergies that we are putting in, so it makes sense strategically, financially. Given this, you said, is it a win win or how do we measure the win win? It’s a win for our shareholders because we do think it’s a good return on capital. When we look into the incremental capital that we will deploy into this transaction, it gives us a very good return. Compared to the other alternatives. Capital is a scarce resource or BBVA. We have to optimize the use. It’s good return for our shareholders and for their shareholders or somebody else

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shareholders. It’s even a better deal. It’s a wonderful deal. It’s extraordinarily priced in my view. Again, let’s look into the numbers based on the undisturbed price 30% premium based on the three month average price before that, 50% premium when you take this 30 and 50 and you put to put them in a table of other transactions, similar transactions in Europe and beyond, it’s a wonderful premium and one the extraordinary premium. But more importantly, the again, we should look into delivery and cash flow. Cash flow. The shareholder looks for the cash flow. They. He or she puts her capital once the cash flow back. The consensus figures are numbers are even better. But forget our numbers. What? The market you and your colleagues are saying how much earnings Sabadell will have standalone and BBVA will have standalone independent consensus figures. When you take that, given those premiums, we are giving 16% of BBVA to the shareholders of Sabadell. So when you look into the EPs earnings per share based on consensus, it goes up 27% for a shareholder. So there will be more earnings for the Sabadell shareholder. If there are more earnings that are more cash flow, more dividends, more cash flow to the Sabadell shareholders. We do think it’s extraordinarily attractive for Sabadell. We do think it’s a good deal for our shareholders. We do think it makes sense if we just cannot get these deals done in Europe. I don’t know what we are talking about. Um, so make sense?

00:20:28

I’m very clear that may be sticking to the offer. Um, there’s been considerable, uh, noise or discussion about the process, mainly regarding the Spanish CNMC, the competition authority, in terms of approval and the timing of the transaction. I think it would be very helpful, uh, if you could update us on where the process is and the next steps and the expected timeline.

00:20:52

OG: The process is actually relatively straightforward. There are three macro, as we call them stages three. The first stage is what we call authorisation. Stage is authorisation from a lot of different institutions. More than 20 actually. The second stage is what we call the tender stage, which is the Sabadell. Shareholders will be asked and they will decide or not to tender their shares. Tender stage. The third stage is is what we call the merger stage after that process of tender, candor. If more than 50% of shareholders say yes. Then we merge the two banks. The third stage is the merger stage. We are in the first stage. We are in the authorization stage. As we have originally said that it will take 5 to 6 months. We are still there. We basically have received practically all the authorizations. The key two ones or the key one missing at the moment is the competition authority. Competition authority. So we are in that first stage of authorizations. Once we receive the CNMC approval as well, then CNMV, the the Markets Authority in Spain will be then opening up and creating the process. And we’ll be managing the process for the tender stage. So we are in this, uh, critical stage of competition on board based on what we originally said the process would be. So it’s completely moving according to to the plan that we outlined four months ago, five months ago might be helpful for everyone to understand because there are many things being written on these topics. To understand. To respond to two questions. The government involvement in our base case scenario. The government involvement is in the third stage, not in the authorization, not in the tender, but in the third merger stage. The government can choose to say no to the merger in that scenario. BBVA having more than 50% of Sabadell. We cannot merge, but we can keep it as a separate entity, controlled, managed by by BBVA. And we do think it’s a very unlikely scenario that the government says no to this, because at that point, everyone else would have said yes, who would put a clear technical assessment on the table. And those technical assessments, in our view, would help the situation. And as we said many times before, we are very much open, very much open to work with the government to alleviate any concerns that they might have. We have done it multiple times in the past on different topics. If we can. If we can find out those key concern areas, we are ready to, uh, again alleviate those concerns. But that’s the government involvement, which comes at the third stage. Where we are today, again, is in the authorization stage, and we are with the competition Authority. CNMC is now continuing on its deliberations on the topic. On that one, I should say very clearly, because it’s also something being

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written very, very extensively, especially in the Spanish media. Be clearly our clear conviction on this is that there is no competition issue at all or two. Again, there are many, many, many technical details here, but we have been studying this obviously before and during and after, and we don’t see any competition issue at all. Obviously, there is an independent institution and the institutional strength in Spain, in our view, is very high. Spain has very good institutions and for sure CNMC is one of them, as has as has been proven in the past. But again, from outside and our analysis tells us for two. Again, there are technical details, but two straightforward, relatively clear reasons that CNMC would also see no competition issue in this. And those two reasons are. Number one, not too long ago you might remember this. Three years ago there was a merger in Spain, Bankia. And in that merger the that the yielding entity, the final entity was much larger than what this new merger BBVA Sabadell is contemplating, much larger, much larger. And then I see again in the Spanish press different segments in a different region and so on. I can tell you that in this president of Bankia, Whatever metric that you look into, that resulting entity was much larger than the resulting entity of this transaction. So there is a clear precedent on the table, very clear precedent on the table. And again, this has been analyzed and seen. CNMC has been saying that they will apply the same methodology if same methodology is being used. What we are seeing is the precedent which was yielding whatever dimension that you pick a larger entity. There should not be an issue on this one as well. The second topic on this one is that in the EU, um, European Union, uh, guidances and regulations, there are certain triggers that when you pull them, uh, it triggers further review and so on. And those triggers are basically two when the resulting entity passes 25% market share in deposits, in credits, in branches, in whatever you pick. You don’t pass 25% in this transaction, or the added market share, as they call it, is more than 10%. So the in the combination, the one that’s coming new. If it’s more than 10%, again a trigger is pulled. And in this case, again the added market share is not larger than 10%. By the way, in the precedent in Casablanca, those triggers were pulled. Those triggers were pulled in that scenario. So if you have a clear precedent, if we are not pulling any of the triggers, and then there are so many other technical analysis that our teams and our advisors have been doing, we don’t see a competition issue related to this as a process. There is also a lot of discussion, which is something called phase one and phase two. If CNMC sees no competition issue, they approve it in phase one. If they see a competition issue, not because it’s complicated. If they see a competition issue, there is also an additional timeline, which we call phase two. Our clear conviction, once again, is that there is no competition problems in this case. Some of the reasons that I explained, but must be more than that as well. And our clear conviction is that it should be approved in phase one. And phase one typically takes 5 to 6 months, which is the original timeline that we shared with the market. I said many things about this, but this process is important for everyone to understand. Basically, we are in the authorization stage. We are at the stage of CNMC and in the CNMC process. I’m repeating it for the third time, but our clear conviction is that there is no competition issue and it should be approved, in our view, in phase one. Having said all of this again, we are very much respectable of what will come out of CNMC.

00:28:04

Thanks. I think you’ve laid that out quite clearly for everyone in the audience. Maybe just closing the circle before we open up for questions from the audience is, of course, Turkey, which comes for you with significant optionality. And monetary policy has turned more orthodox. Inflation started to come down to a monthly pace of around 2%. What are your latest thoughts on the current environment in Turkey and your expectations in terms of contribution from TVA? Uh.

00:28:32

OG: We said it again in this conference last year. I said it’s an option value. And that option value is more and more in the money, in our view, every single day. Um, turkey is on the right path, so we want to reserve at least ten minutes for the audience. So I do it very quickly. Turkey is on the right path on multiple dimensions. We have to watch a few very critical metrics. One of them is inflation. Obviously

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last year August the inflation was 9% monthly. This year it was 2.5% in August. And for the coming months we are expecting to it to be on average less than 2%. So the the curve is clearly there. You might have seen the central bank reserves, which is a very important number for a bank like us, which has turned positive. The net net reserves, excluding the swaps and so on. CDs is down, ratings are up and so on. So they are clearly on the right path. But again, you have heard me in this, in this, in this forums in the past to be relatively critical about about the macro parameters. And what I can tell you now is we are quite positive on what we are seeing, but it’s a process. It’s not done yet. It has to continue. It’s easy to take inflation to a very high level. It’s not that easy to take it down. And I think they are clearly doing the right things. And we have to give time to do to the new economic team and management to be able to manage this well. We are quite positive in this context. Our bank, as I mentioned upfront, is one of the, in our view, the best bank of Turkey, again proven by Roe or our bank roe of the banking industry in Turkey. As in other countries, there’s a meaningful, very positive gap. Actually, in Turkey this gap is very nice. So we do have the best bank in the country. If things come back to normal, it’s an amazing option value we are making because we have hyperinflationary accounting. We are making around 500. Last year we did 550 around €550 million of profits. It’s a $1 trillion economy. Turkey. And if you have the best bank double digit market share, best bank in the country, $1 trillion economy should, at least in our view, give you €2 billion of profits rather than 500. And if they continue on this path, the economic team we do think in not so long later, in a few years, we would be able to, uh, we would be able to talk about these two billions and more. So we are quite confident at the moment, quite positive at the moment, but it depends on the path. And they have to continue on this path.

00:31:03

Speaker 1: Direction of travel, of course. All right. Uh, super helpful. Thank you for the insight. Uh, we are ready for for questions from the audience. If any of you have a question for Nora. I see a hand up there. Here, please. The microphone is coming.

Q&A

00:31:21

Yeah. Good afternoon. I have a question on the Sabadell. If at the end of it you can’t get to 50.1%, what will you do? Will you walk away about it? Or will you try to bring it over the line and decrease the offer?

00:31:39

OG: Well, um, there are three conditions for the deal to continue, and this 50% is one of the conditions. So if 50% is not met, we drop the deal. Very simple here.

00:31:52

Thank you. Um, can I please ask, what are your Plans for the TSB? Um.

00:32:09

OG: As you know, this deal of transaction, this transaction is an unsolicited bid. So we don’t have inside and all the details of all the franchises that Sabadell has. We do have some perspective from outside in and from public information, but not inside. So regarding TSB, we have to first get the transaction done and then understand them better. So at the moment we don’t know the clear strategy around it because we don’t know the the asset. So we will once the deal completes we will get them better. And then we will define our strategy and we’ll share the strategy. Then with you.

Um, I was just wondering, since you’ve been mentioning the underlying strength of Mexico, I just want you to touch a bit on a comparison. Um, in terms of underlying strengths between Mexico and Turkey, do you see these two markets as sort of pretty similar in being, uh, emerging markets, or that there’s

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some similarities which allow you to play differently, like BBVA Mexico and BBVA in Turkey? Thank you. Um.

00:33:27

OG: They are they are both emerging economies. But even because we do have a major also South American South, uh, footprint beyond Mexico, we have banks in Colombia, Peru, Uruguay, Argentina and so on. And they say South America is a bundle. Every single country has its own dynamics. Let me say that first. So I have to give that disclaimer. But the original I wasn’t there then. But the original investment case for Turkey from the BVA perspective, was exactly the same as Mexico. Mexico is the manufacturing hub for a very large market, which is the US, and the tailwind of a large market will help the lower developed areas around, and that will help also the banking sector to develop and so on. That was the original investment case for um, for Mexico and then the original investment in 2010, 2011 when the investment decision was taken for Turkey, it was the same story. The logic was it’s a manufacturing hub for a large market Europe. It’s less developed in terms of GDP per capita and so on as compared to Europe. There will be tailwinds coming from this large market and will be helping Turkey. That was the key thing. No, but in terms of the dynamics of the two geographies, it’s very, very, very different. I’m Turkish, I know, I know the Turkish government obviously really well and I know Mexico very well because it’s so important for us. And they’re very different in terms of, uh, certain dynamics in terms of the sectoral base and so on. But there are also a lot of similarities. This leverage low leverage is common for both. Common for both. Banking debt or GDP in Mexico is 35%, is relatively higher in Turkey, but still very, very low even in the emerging markets landscape. The public debt situation is very well in both countries, 47% in Mexico, less than even 30% in Turkey, and so on, big consumer economy, big export economy and so on. So there are differences. There are similarities. The original investment case was it was the same but intentional intention wise. We want to develop uh, the our bank in Turkey to a level which delivers as good of a return and as good of a profit as the Mexican franchise as well. That’s what I can say. There are many details, but they do not take too much time. But similarities are more than differences, in my view. But still, we have to acknowledge that every single one of these markets has their own peculiarities. Thank you.

00:35:54

Any more questions? If not, I’ll ask you.

00:36:02

Hi there. How do you see the competitive environment in Mexico? Not regarding the digital attackers, as you said, but the incumbents over there. Uh, but not doing good. Uh, Santander is also doing good results over there. But on the other hand, Amex is struggling on, uh, profitability and also market share. How do you see this environment over there?

00:36:24

OG: As I said, they’re all very credible competitors. We all see them as very credible players. All of them. All of them without exception. And you mentioned dynamics. But when Amex is a has a very strong franchise in deposits and credit cards and so on, they they used to be a market leader actually many, many years ago in credit cards and so on. So very competitive environment as well because they are all very aggressive, ambitious players. But I go back to the thing that I mentioned before. They are all great players, but we are better Or multiple very structural reasons. But we are better. And the best reflection is again ROE or our bank versus the average of the of the industry. You were asking me before the before the thing about Europe and the consolidation and how does our transaction fit into. Maybe I close with that little thing. We did this little chart. Very interesting. The top 20 banks in the world by market capitalization. Have you seen the chart? You have seen it okay, maybe you know it, but for the rest, 20 largest banks in the world, many of them are king. But what countries are represented in that chart? Obviously America, a United States, China, Japan, Canada, Australia, India.

COMMUNICATIONS Septiembre 2024

Guess how many European Union banks were in that list of the top 20 zero zero? And now that we are discussing some consolidations and the need for scale in in Europe, I would encourage all of us to look for that. And it might be that, yeah, in the top 20 there is no European Union Bank. It’s fine in the context of banking, which we just discussed, where you need more scale. Not being in that chart in our view is a problem. The problem for Europe, where banking system finances the economy, not the capital markets, not this and that. In that context, I, I think Andrea was also here this morning. He was I, I hope that chart is uh, is a visible chart, uh, going forward.

00:38:34

Well, it’s been definitely a topic for this year’s conference, so. Well, I know, thank you very much for your insights. It’s always interesting to talk to you. So thanks for making the conference. And thank you everyone for attending.

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In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

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